May 20, 2008	Trading Symbol: TSX-V- HNC

Hard Creek Nickel Appoints Tom Corcoran as
Manager of Corporate Communications

(Vancouver) - Mark Jarvis, President of Hard Creek Nickel Corp. (TSX.V - HNC) today announced that Tom Corcoran has been appointed as Manager of Corporate Communications. Mr. Corcoran will be responsible for all aspects of communications with media, investors and shareholders.

"Mr. Corcoran is an excellent addition to Hard Creek’s executive team," said Mr. Jarvis. "His extensive experience in financial and public markets will be of great value in increasing our Company’s exposure to retail and institutional investors."

Mr. Corcoran graduated in 1989 from Simon Fraser University with an Applied Science degree in Communications. He spent a decade as a radio and TV journalist before launching a career in Corporate Communications for public companies involved in mining, specialty materials, nano-technology and gaming.

"Hard Creek Nickel has a world class project under development," said Mr. Corcoran. "It is very exciting for me to be involved in a project of this caliber and scale and with a team of professionals who are dedicated to taking the project forward."

Mr. Corcoran can reached at Hard Creek’s Vancouver office 604-681-2300, direct line 604-681-2323 and by email tomc@hardcreek.com.

Mark Jarvis”

MARK JARVIS, President
HARD CREEK NICKEL CORPORATION

The TSX Venture Exchange does not accept responsibility for the accuracy or adequacy of this news release.

Suite 1060 – 1090 W. Georgia St., Vancouver, BC, Canada V6E 3V7
T: 604-681-2300 F: 604-681-2310
E: info@hardcreek.com W: www.hardcreeknickel.com